EXHIBIT 99.1

LETTER REPORT AS OF DECEMBER 31, 2009 ON CERTAIN PROPERTIES OWNED BY
UNITED STATES LIME & MINERALS, INC.

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
January 22, 2010

United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the proved oil, condensate, natural gas liquids (NGL), and natural gas reserves of certain properties owned by United States Lime & Minerals, Inc. (US Lime). The reserves estimated in this report are located in Johnson County, Texas. The properties appraised consist of working and royalty interests. These properties represent 100 percent of the proved reserves owned by US Lime.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by US Lime after deducting royalties and interests owned by others.

This report also presents values for proved reserves using initial prices and costs provided by US Lime. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, compression charges, transportation charges and the estimated expenses of direct supervision, but do not include that portion of general administrative expenses sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at 10 percent per annum over the expected period of realization.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in the preparation of this report were obtained from US Lime, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2009 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon information furnished by US Lime with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of

Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves — Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves — Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

The properties evaluated in this report produce from the Barnett Shale. The Barnett Shale has low porosity and permeability. Gas production from this depletion-drive reservoir is a function of both the natural fractures and the hydraulically induced fractures. The production-decline curves for the Barnett Shale wells in Johnson County, Texas, were analyzed to determine the shape and final decline of a typical well producing from this reservoir in the various areas.

Proved developed producing reserves were estimated by extrapolation of historical production trends using a hyperbolic curve with a 6-percent exponential tail that was terminated at an economic limit based on current economic conditions.

Proved undeveloped reserves were estimated for undrilled locations by analogy using producing offset wells. Future rates of production from these wells were estimated using the type curve previously discussed.

Gas quantities estimated herein are expressed as wet gas and sales gas. Wet gas is the indigenous gas in the reservoir to be produced. Sales gas is defined as that portion of the wet gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gross gas reserves are reported as wet gas. The net gas reserves are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia). Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves were estimating using the typical yields received after the gas began to be processed for NGL.

In the preparation of this study, as of December 31, 2009, gross production estimated through December 31, 2009, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. This required that the production rates be estimated for up to 1 month, since production data from certain properties were available only through November 2009. Data available from wells drilled through December 31, 2009, were used in this report.

The following table presents estimates of proved reserves, as of December 31, 2009, of the properties appraised, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Gross	Net
	Reserves	Reserves
	Wet Gas	Liquids	Sales Gas
	(MMcf)	(Mbbl)	(MMcf)

Proved
Developed Producing	35,850	1,202	8,801
Developed Nonproducing	403	15	111
Undeveloped	15,480	613	4,403

Total Proved	51,733	1,830	13,315

Valuation of Reserves

Revenue values in this report have been prepared using prices specified by the SEC and expenditure information provided by US Lime. Future prices were estimated using guidelines established by the SEC and the FASB. The following assumptions were used for estimating future prices and costs:

NGL and Natural Gas Prices

NGL and natural gas prices were estimated for each property using the differentials that were calculated from revenues received by US Lime in 2009. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) price of $61.04 per barrel and a Henry Hub price of $3.86 per million British thermal units (MMBtu). The WTI price of $61.04 is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2009, and were held constant for the lives of the properties. The Henry Hub gas price of $3.86 per MMBtu is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2009. The weighted average prices over the lives of the properties was $23.20 per barrel of NGL and $4.035 per thousand cubic feet of gas.

Operating Expenses and Capital Costs

Operating expenses and capital costs were based on information provided by US Lime and were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions.

The estimated future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2009, of the properties appraised, expressed in thousands of dollars (M$) is summarized as follows:

	Proved
	Developed	Developed		Total
	Producing	Nonproducing	Undeveloped	Proved

Future Gross Revenue, M$	63,335	805	32,047	96,187
Production Taxes, M$	3,529	53	1,241	4,823
Ad Valorem Taxes, M$	1,464	19	770	2,253
Operating Expenses, M$	13,114	215	5,368	18,697
Investment, M$	0	21	2,073	2,094
Abandonment Costs, M$	126	5	37	168
Future Net Revenue*, M$	45,102	492	22,558	68,152
Present Worth at 10 Percent*, M$	21,916	280	10,187	32,383

*	Future income taxes have not been taken into account in the preparation of these estimates.

Timing of capital expenditures and the resulting development of production were based on a development plan provided by US Lime.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2010, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in US Lime. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of US Lime and should not be used for purposes other than those for which it is intended. DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Gas reserves in this report are expressed at a temperature base of 60 °F and a pressure base of 14.65 psia.

Submitted,

/s/  DeGolyer and MacNaughton
Texas Registered Engineering Firm F-716

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the report entitled “Letter Report as of December 31, 2009 on Certain Properties owned by United States Lime & Minerals, Inc.” dated January 22, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

2. That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of thirty-five (35) years of experience in oil and gas reservoir studies and evaluations.

3. That DeGolyer and MacNaughton or its officers have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of United States Lime & Minerals, Inc. or affiliate thereof.

/s/  Paul J. Szatkowski
Paul J. Szatkowski, P.E.
Senior Vice President
DeGolyer and MacNaughton

SIGNED: January 22, 2010